Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Allscripts Healthcare Solutions, Inc. (“Allscripts,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock.  The following summary of the material terms of our capital stock is not meant to be complete and is qualified by reference to Allscripts’ Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Allscripts’ By-Laws, as amended and restated (the “By-Laws”), each of which is attached as an exhibit to our Annual Report on Form 10-K, and to all applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized Capital Stock

Allscripts’ current authorized capital stock consists of 349,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Allscripts Common Stock

Voting and Other Rights. Holders of Allscripts common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Generally, matters other than the election of directors to be decided by the stockholders will be decided by the vote of holders of a majority of the shares of Allscripts common stock entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present except where a different standard is required by the DGCL. Each director is elected by the vote of the majority of the votes cast with respect to that director’s election. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Allscripts may designate and issue at any time in the future.

Dividend Rights; Rights Upon Liquidation. Holders of Allscripts common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds. Upon Allscripts’ liquidation, dissolution or winding-up, holders of Allscripts common stock are entitled to share ratably in all assets remaining after payment of Allscripts’ debts and other liabilities, subject to the rights of holders of shares of any series of preferred stock that Allscripts may designate and issue at any time in the future.

Other Rights. Holders of Allscripts common stock currently have no pre-emptive, subscription or conversion rights. There are no sinking fund provisions or redemption provisions applicable to Allscripts common stock.

Allscripts Preferred Stock

The Allscripts board of directors is authorized, without further stockholder approval but subject to any limitations prescribed by law, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock in one or more series. Each class or series of Allscripts preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights and redemption rights.

The Allscripts board of directors may authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or other rights of the holders of Allscripts common stock. The issuance of preferred stock could also delay, defer or prevent a change of control of Allscripts or otherwise negatively affect the market price of Allscripts common stock.

Anti-Takeover Provisions

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions give our board of directors the flexibility to exercise its fiduciary duties in a manner consistent with the interests of our stockholders.

Advance Notice Requirements. Our By-Laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Delaware Law. Our Certificate of Incorporation contains an election to be governed by Section 203 of the DGCL. Section 203 of the DGCL generally prohibits certain “business combinations,” including certain mergers, sales and leases of assets and tender or exchange offers, by a corporation or certain subsidiaries with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder,

•

upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or

•

after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

No Stockholder Action by Written Consent; Special Meeting of Stockholders. Our Certificate of Incorporation prohibits our stockholders from acting by written consent without a meeting, and provides that special meetings of the stockholders may be called only by the Chairman of our board of directors or the board of directors in the manner provided in the By-Laws.

Undesignated Preferred Stock. The ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to the holders of our common stock.

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